

07004395

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASTOR POLLUX SECURITIES, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
126963

229 SOUTH STREET
(No. and Street)

MEDFIELD (CITY) MA (state) 02052 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DARIN S OLIVER 1-508-359-4709 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) [0]1950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Darin S Oliver swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Castor Pollux Securities, LLC, as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Notary Public

February 27, 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*


CERTIFIED PUBLIC ACCOUNTANT
CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Castor Pollux Securities, LLC
Medfield, MA

In planning and performing my audit of the financial statements of Castor Pollux Securities, LLC(the company), for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional

objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2006 and further, no facts came to my attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 21, 2007

Castor Pollux Securities, LLC

Audited Financial Statements

For The Year Ended December 31, 2006

Contents

Index

*****

***

*



Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

Castor Pollux Securities, LLC
229 South Street
Medfield, MA 02052

I have audited the accompanying statement of financial condition of Castor Pollux Securities, LLC, as of December 31, 2006, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Castor Pollux Securities, LLC as of December 31, 2006 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
February 21, 2007

Castor Pollux Securities LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash & Cash Equivalents	$ 108,234
Accounts Receivable	149,601
Prepaid NASD Fees	4,895
Prepaid Fidelity Bond	140
Furniture and equipment at cost, less accumulated depreciation and amortization of $41,971	76,953
	$ 339,823

Liabilities and Partners Equity

Liabilities:	
Accrued Expenses	$ 18,318
Note Payable MB	27,839
	$ 46,157
Partners Equity:	
Charles Jobson Capital	(3,123)
Chris Argyrople Capital	(3,123)
Darin Oliver Capital	299,912
Total Partners Capital	293,666
	$ 339,823

See Accountant's Report & Accompanying Notes

Castor Pollux Securities LLC
Income Statement
Twelve Months Ended December 31, 2006

	Year To Date
Income	
Fee Income	$ 390,199
Total Income	390,199
General & Administrative Exp. (See Schedule A)	410,535
Other Income	
Interest Income	14,367
Total Other Income	14,367
Net Income (Loss)	($ 5,969)

See Accountant's Report and Accompanying Notes

Castor Pollux Securities LLC
Income Statement
Twelve Months Ended December 31, 2006

General & Administrative Exp. (Schedule A)	Year To Date
Salaries	$ 185,800
Business Meals	2,799
Automobile Expense	9,734
Computer Services	13,057
Computer Data Services	28,233
Broker Dealer Compliance	18,662
Computer Supplies	7,940
Contributions	1,000
Depreciation	16,586
Dues & Subscriptions	3,120
Insurance-Fidelity Bond	391
Employee Benefits	4,262
Interest	754
Insurance-Health	16,966
Legal Fees	16,086
Miscellaneous Expense	3,307
NASD Fees	5,184
Office Expenses	1,760
Mobile Internet Service	2,120
Rent	7,539
Recruiting	395
Leased Auto	11,033
Taxes Payroll	16,406
Taxes Others	4,262
Licenses & Permits	1,534
Professional Services	10,200
Telephone	14,375
Travel	3,651
Insurance-Other	3,379
Total G & A Expense	$ 410,535

See Accountant's Report and Accompanying Notes

Castor Pollux Securities, LLC
Statement of Changes in Member's Capital
For The Year Ended December 31, 2006

	Members Capital
Balance at beginning of year	$1,580,397
Net Income (Loss)	(5,969)
Distributions to Members	(1,280,762)
Balance at end of year	$ 293,666

See Accountant's Report and Accompanying Notes

Castor Pollux Securities LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2006

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 5,970)	
Adjustments		
Add:		
Depreciation	16,586	
Prepaid Expenses	3,917	
Prepaid NASD Fees	289	
Prepaid Fidelity Bond	14	
Prepaid Auto Lease	11,335	
NotePayable MB ST	6,828	
Accrued Expenses	1,364	
Less:		
Accounts Receivable	(49,601)	
Cash-Overdraft	(1,232)	
Cash from Operations		(16,470)
Cash Flows - Invested		
Office Equipment	(3,499)	
Automobiles	(47,683)	
Investing Cash Flows		(51,182)
Cash Flows - Financing		
Note Payable-MB LT	21,011	
Partners Drawings	(1,280,762)	
Financing Cash Flows		(1,259,751)
Cash Increase (Decrease)		(1,327,403)
Cash - Beginning of Year		
Cash-Checking	0	
Cash - Savings	0	
Cash-Money Market	1,435,637	
Total Beginning of Year		1,435,637
Cash on Statement Date		$ 108,234

See Accountant's Report and Accompanying Notes

Castor Pollux Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker/dealer selling securities, and hedge fund investing for institutional clients. It is a Delaware limited liabilty company operating in Massachusetts.

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight line method over the following useful lives:

Office Equipment	- 7 years
Furniture & Fixtures	- 7 years
Auto	- 5 years
Computer Equipment	- 5 years
Software	- 3 years

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes and cash basis for income tax purposes.

Castor Pollux Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2006 the company had approximately $8,234 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

2. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $62,077 at December 31, 2006, which exceed required net capital of $5,000 by $57,077. The ratio of aggregate indebtedness to net capital at December 31, 2006 was 0.74 to 1.0.

3. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

5. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Castor Pollux Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2006

6. LONG TERM LIABILITIES

Note payable-MB with Mercedes Benz Financial for $30,000 is a 4 year note secured by the 2005 mercedes. Monthly payments, including interest, are $728.87, $8746.44 annually.

	$27,839
Less: current portion	6,828
Total long-term debt	$21,011

Long-term debt matures as follows:

Year Ending	Amount
12-31-08	$ 7,376
12-31-09	7,969
12-31-10	5,666
	$21,011

7. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2006 the largest customer accounted for 90% of fee income.

8. CASH FLOWS

Cash paid for interest is as follows:

Interest	$ 754

9. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

Castor Pollux Securities, LLC
Computation of Net Capital
December 31, 2006

Net Worth	$ 293,666
Less: Non Allowable Assets	(231,589)
Net Capital (ANC)	$ 62,077
Less: Capital Requirement	5,000
Excess Capital	$ 57,077
Aggregate Indebtedness	$ 46,157
Ratio of Aggregate Indebtedness To Net Capital	0.74 to 1.0

See Accountant's Report and Accompanying Notes

Castor Pollux Securities LLC
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2006

Unaudited Net Capital	$ 70,688
Year End Accruals	(8,611)
Audited Net Capital	$ 62,077

See Accountant's Report and Accompanying Notes

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Castor Pollux Securities, LLC as of 12/31/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k)
(1)—Limited business (mutual funds and/or variable annuities only) 4550

B. (k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained X 4560

C. (k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) 4570

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335I]

D. (k) (3) Exempted by order of the Commission 4580

See Accountant's Report and Accompanying Notes

END